Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087

October 25, 2011

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.
Preliminary	Proxy Statement on Schedule 14A
Filed	October 11, 2011
File	No. 1-25225

Dear Ms. Duru:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 20, 2011 (the “Comment Letter”), concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 11, 2011 (the “Preliminary Proxy Statement”).

For your convenience, we have set out the text of the comments from the Comment Letter, followed by the responses.

General

1.	The filing was incorrectly tagged as PRE14A. Preliminary proxy statements related to a contested solicitation should be tagged PREC14A. Please file your next preliminary proxy statement submission using the EDGAR header tag PRER14A. When you submit your definitive proxy statement, please ensure that you use the EDGAR header tag DEFC14A to reflect the contested nature of the election.

RESPONSE: The Company will use the appropriate EDGAR header tags on future Preliminary Proxy Statements.

2.	Revise the preliminary proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

RESPONSE: The Company has revised the Preliminary Proxy Statement and form of proxy to clearly mark each of them as a “Preliminary Copy.”

3.	Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. For example, please provide updated information as of the most reasonable practicable date as required by Item 4(b)(4) and Item 5(b) of Schedule 14A.

RESPONSE: The Company has revised the Preliminary Proxy Statement to fill in all blanks and missing information, other than future dates.

General Information, page 1

“Who pays for the Company’s solicitation...,” page 2

4.	Refer to Item 4(b)(3) of Schedule 14A. Please clarify all the means you intend to use in the solicitation of proxies. For example, revise to specify the “other means of communication” you intend to use to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

RESPONSE: Our disclosure is revised to clarify “other means of communication.” Please see page 2 of the Preliminary Proxy Statement. The Company understands that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

5.	Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

RESPONSE: The Company does not plan on soliciting proxies via internet chat rooms or websites.

“What should I do if I receive a proxy card from Biglari Holdings...,” page 8

6.	Refer to disclosure on page 8 in which you state, “[i]f, Biglari Holdings proceeds with its alternative nomination, you may receive....” In light of the soliciting activities to date and the filing of the preliminary proxy statement by Biglari Holdings, Inc., please update the disclosure to remove the suggestion that Biglari Holdings has not committed to moving forward with the nomination of Mr. Biglari.

RESPONSE: The Company has revised the Preliminary Proxy Statement to remove the language as suggested. Please see page 8 of the Preliminary Proxy Statement.

“What is the leadership structure of our Board of Directors...,” page 12

7.	Please supplement your disclosure and clarify the parameters the board will consider when making its assessment of whether the role of Chief Executive Officer and Chairman of the Board should be separated. For example, explain the “circumstances” that may lead the board to determine that the roles should be combined after a period in which the roles were separated.

RESPONSE: The Company has revised the Preliminary Proxy Statement to include additional disclosures. Please see pages 12 and 13 of the Preliminary Proxy Statement.

“What are the ages and backgrounds of this year’s nominees...,” page 50

8.	Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note gaps in the biographical information provided for Messrs. Bradford, Dale, Jones, Lowery and Ms. Mitchell.

RESPONSE: The Company has revised the Preliminary Proxy Statement so that it complies with Item 401 of Regulation S-K. Please see pages 50 through 52 of the Preliminary Proxy Statement.

“What if a nominee is unwilling or unable to serve...,” page 54.

9.	Please clarify whether each of the current nominees consented to be named in the proxy statement and to serve, if elected. See Rule 14a-4(d).

RESPONSE: The Company has revised the Preliminary Proxy Statement. Please see page 54 of the Preliminary Proxy Statement.

10.	You disclose that if any of the nominees is “unwilling or unable to serve, proxies will be voted for a substitute nominee designated by [y]our Board.” Please confirm for us that should the participants identify or nominate a substitute nominee before the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

RESPONSE: The Company hereby confirms that should the participants identify or nominate a substitute nominee before the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve, if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Proposal 2: Approval of the Shareholder Rights Plans, page 57

11.	Refer to disclosure in which you explain the reasons for the adoption of the rights plan, which include the threat that Biglari Holdings could accumulate a substantial, and potentially controlling, position in the Company through market purchases. There appear to be restrictions under Tennessee corporate law that would serve to restrict an acquisition of shares of a covered Tennessee corporation unless certain criteria are satisfied. Please supplement your disclosure to discuss any such state law restrictions and provide an explanation of why the Board still believes that the enactment of a rights plan is appropriate in light of such restrictions.

RESPONSE: The Company has supplemented its disclosure regarding why the Board believes that the enactment of a rights plan is appropriate in light of such restrictions. Please see pages 57 and 58 of the Preliminary Proxy Statement.

Proposal 5. Approval of Agreement and Plan of Merger Effecting an Internal Restructuring of the Company, page 65

12.	Please add a question and answer that explains in qualitative and quantitative terms, the consequences to the company if a majority of shareholders do not approve the merger. In this regard, we note reference to the “material cost savings” that you believe the merger will produce.

RESPONSE: The Company has added a question and answer to Proposal 5 in response to the Staff’s comment. Please see page 67 of the Preliminary Proxy Statement.

Form of Proxy Card

13.	You disclose that proxy holders will have discretionary authority to vote on “any other matters that may properly come before the Annual Meeting and any adjournment or postponement of that meeting.” This does not appear to be within the parameters set forth in Rule 14a-4(c). Please revise or advise.

RESPONSE: The Company has revised the form of proxy to be within the parameters set forth in Rule 14a-4(c). Please see the form of proxy included with the Preliminary Proxy Statement.

* * *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges, on behalf of itself and the participants in the solicitation, that:

1. The participants are responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2. The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings;

3. The participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (615) 235-4432 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Lawrence E. Hyatt
Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer

cc:	N. B. Forrest Shoaf, Esq.
Eric	Robinson, Esq.
Howard	H. Lamar, Esq.

5